Filed by Umpqua Holdings Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

(Commission File No.: 001-34696)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Transcript of Third Quarter Earnings Conference Call of Umpqua Holdings Corporation, held on October 17, 2013.

Corrected Transcript 17-Oct-2013 Umpqua Holdings Corp. (UMPQ) Q3 2013 Earnings Call

CORPORATE PARTICIPANTS Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. Cort L. O'Haver Executive Vice President-Commercial Banking, Umpqua Holdings Corp. OTHER PARTICIPANTS Jeff A. Rulis Analyst, D. A. Davidson & Co. Matthew T. Clark Analyst, Credit Suisse Securities (USA) LLC (Broker) Brett Rabatin Analyst, Sterne, Agee & Leach, Inc. Stephen Scinicariello Analyst, UBS Securities LLC Joseph Morford Analyst, RBC Capital Markets LLC Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc. Matthew J. Keating Analyst, Barclays Capital, Inc. MANAGEMENT DISCUSSION SECTION Operator: Good day, and welcome to the Umpqua Holdings Third Quarter Earnings Conference Call. Today's conference is being recorded. At this time, I would like to turn the conference over to Mr. Ron Farnsworth, CFO. Please go ahead. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. Okay. Thank you, Karrie. Good morning, and thank you for joining us today as we discuss the results of operations for the third quarter of 2013 for Umpqua Holdings Corporation. This presentation includes forward-looking statements within the meaning of the Safe Harbor provisions for the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth in our filings with the SEC. You should not place undue reliance on forward- looking statements. The company does not intend to correct or update any of the forward-looking statements that we make today. Specific risks in this presentation include whether shareholders approve the merger, whether the company has received regulatory approvals, the timing of closing, whether the companies have accurately predicted acquisition

Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management's ability to effectively integrate the companies.

Also, this call maybe deemed to be offering or solicitation materials of Umpqua and Sterling in connection with the proposed merger of Sterling with and into Umpqua. Shareholders of both companies are urged to read the joint proxy statement prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the purposed acquisition, because it will contain important information about Umpqua, Sterling, the acquisition and related matters.

The directors and executive officers of Umpqua and Sterling maybe deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua's and Sterling's most recent proxy statements and certain Form 8-Ks filed with the SEC and the joint proxy statement prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free on the SEC, Umpqua and Sterling websites, or can be obtained by contacting Umpqua or Sterling's investor relations department.

With me this morning are Ray Davis, President and CEO of Umpqua Holdings Corporation; Cort O'Haver, Senior Executive Vice President; and Mark Wardlow, our Chief Credit Officer. Cort and Mark will join us for the Q&A session.

A two-week rebroadcast of this call will be available two hours after the call by dialing 888-203-1112. This phone number and the access code are also noted in the earnings released we issued yesterday afternoon.

And I will now turn the call over to Ray Davis.

Raymond P. Davis

President, Chief Executive Officer & Director, Umpqua Holdings Corp.

Okay. Thanks, Ron, and good morning, everybody. For the third quarter of 2013, Umpqua Holdings reported operating earnings of $0.24 per diluted share, compared to $0.23 reported for the same quarter one year ago and $0.24 reported for the second quarter of 2013.

The quarter's performance highlights were continued strong loan growth, with total production exceeding $543 million. Excluding the FinPac acquisition, non-covered loans grew $191 million or 11% annualized; and this of course has been built from the record pipelines we've been discussing over the last few quarters.

We welcomed Financial Pacific Leasing to Umpqua on July 1, which performed well above expectations, contributing $0.05 of operating earnings and significant margin accretion, hitting the ground running with higher production in the A paper space.

Our non-performing assets continue to shrink, dropping from 0.6% of assets in June to 0.52% here in September for the classic bank. Adding FinPac's small amount of non-performing assets brings the total to 0.54% of assets. Our progress here has had a positive effect on this past quarter's loan loss provision, which also continued to benefit from strong recoveries of $2.2 million for the period.

In spite of the significant increase in mortgage interest rates and drop at refinance activity, our home lending division reported a solid quarter in home loan production, with total volume of $463 million, resulting in mortgage banking revenue of $15.1 million. This is down from the second quarter, but reflects the continued expansion we've had into the purchase business over the past year.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

Our dividend was $0.15 per share, reflecting a 62% payout ratio on operating earnings, with the yield of 3.6%; very strong levels for the industry. Our capital was positively leveraged this quarter, with the purchase of FinPac. And our overall capital management for the past year has been strong, leaving us in a position to seize opportunities as they continue to arise.

Last quarter that opportunity was Financial Pacific Leasing, this quarter we announced the proposed merger of Sterling Financial into Umpqua. As we've discussed, this transaction comes to Umpqua with many positives, including creating the West Coast's largest community bank at approximately $22 billion in assets, with just under 400 store locations across a five-state footprint; accretion of at least 12% to 2015 operating earnings, when cost savings are fully phased in; and limited tangible book value dilution at 4.6%, with a pro forma earn-back period of 2.5 years.

I'm going now ask Ron to provide more details on the financials before we wrap it up.

Ronald L. Farnsworth

Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

Okay. Thanks, Ray. Starting with the balance sheet, our interest-bearing cash balances decreased 24% at quarter-end and 29% on average, relating to the FinPac acquisition at the start of the quarter and continued non-covered loan growth. The bond portfolio declined 8% this quarter, all from maturities and monthly MBS cash flows. The gradual increase in treasury interest rates through most of the quarter followed by the sharp rally in mid-September, less the portfolio price, is a slight gain at quarter-end within expectations.

We continue to remain on the sidelines for new bond purchases, given the overall unattractive level of interest rates from a total return perspective. Rather, we'll use the cash build during the fourth and first quarters to fund continued loan and lease growth and provide additional liquidity to restructure Sterling's balance sheet when our merger closes early next year. Our total available liquidity remains very strong at $3.9 billion, which is 34% of the total assets and 42% of deposits.

As Ray mentioned earlier, non-covered loan growth excluding the acquisition was $191 million, which was 3% for the quarter and 11% annualized. And during the third quarter, our total commercial loan production was $543 million. And our pipeline remains strong at $2 billion, consistent with the second quarter, even after the strong production we had in Q3. Between our classic bank loan growth and opening up the FinPac pipe with the lower funding cost, we expect continued strong loan growth for the balance of this year.

FinPac generated $46 million in new leases during the quarter, up approximately 50% from their prior quarterly run rate. This reflects the growth initiatives to expand into the A paper channels we discussed last quarter.

Moving down the balance sheet, the increase in goodwill related to the FinPac acquisition, while the increase in MSRs related to continued strong service loan production. On the liability side, deposits increased $111 million during the quarter with an additional $39 million flowing into customer repurchase agreements for a total growth of $150 million.

Total revenue for the quarter was $134.6 million, an increase of 3.5% from the $130.1 million in the second quarter. Within total revenue for the quarter, net interest income increased $13 million to $107 million. The largest component of this was non-covered loan interest income of $94 million, which increased $15.3 million for the quarter.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

FinPac contributed $14.5 million of the $15.3 million increase in total non-covered loan interest income. I want to spend a minute with our interest income contribution as there are a few moving parts.

Pure coupon interest income on their leases was $15.8 million with another $1.1 million in fee income to get a total of $16.9 million. This was offset by $5.1 million in fair value rate premium amortization, reducing coupon yields on our financials, to get to $11.8 million. Then we have the credit mark discount accretion of $2.7 million to bring that back up to the reported interest income of $14.5 million. As of quarter-end, the remaining rate premium to amortize over time against the coupon interest is $23.5 million, while the remaining credit discount to accrete over time adding to coupon interest is $14.8 million.

Backing out FinPac, non-covered loan interest income increased just under $1 million, reflecting the average classic Umpqua loan growth for the quarter. Covered loan interest income dropped due primarily to lower accelerated discount accretion. But keep in mind, this lower amount is mostly offset by the lower change in FDIC indemnification asset down in non-interest income.

Investment income was relatively flat, reflecting higher yields with lower premium amortization offsetting the lower coupon income from not buying new bonds. Net premium amortization was $7.5 million for the quarter, down from $9 million last quarter.

Deposit interest expense declined based on higher cost CD runoff as we projected last quarter. And on the margin front, non-covered loan yields reflect the FinPac addition. The higher taxable investment yield reflects lower premium amortization. And our cost of interest-bearing deposits declined another 6 basis points. All of this leads to our adjusted net interest margin at 4.16% for the third quarter, up 59 basis points, from 3.57% in the second quarter; and at 47 basis points from 3.69% in the first quarter.

This 47 basis point increase, compared to the first quarter, is higher than our previous guidance of 35 basis points, reflecting stronger loan and lease growth and slightly higher credit discount accretion for FinPac.

As for credit quality related costs, the non-covered provision for loan loss was $3 million, noting $1.8 million of this related to FinPac. Recoveries were $2.2 million or a third of gross charge-offs, continued realization on the recovery pool we've been discussing for the last few years.

Our non-covered allowance for credit loss declined at 1.19% this quarter, noting 4 basis points of the decline from last quarter related to the additional FinPac loans. This would put the reserve at 1.23% for the classic bank compared to last quarter.

The remainder of the decline related to continued improvement in the classic Umpqua portfolio, with classified assets declining another 9% this quarter to $315 million. I'll also note the remaining credit mark on the acquired FinPac portfolio was $14.8 million at quarter-end, yet this is shown as reduction of loans, not in the reserve. With this added in, our allowance for credit loss will be 1.4%, but this has to be shown as a discount against the loan portfolio.

On the covered side, the covered provision for loan losses was a recapture of $1.9 million this quarter, related to improved market values on the covered collateral. And again, I need to stress this is not a dollar-for-dollar impact to pre-tax income. We had an 80% loss sharing offset of that amount down in non-interest income; and combined with other covered items, this led to a negligible impact on earnings.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

In the non-interest income area, service charge revenue increased 12% this quarter on the heels of the 7% increase during the second quarter, related to our newly expanded business and consumer checking options. Brokerage fees increased related to improving market conditions.

And as Ray mentioned, mortgage banking revenue was $15.1 million on total volume of $463 million, down from the second quarter and same period a year ago, reflecting the steep increase in mortgage interest rates over the historically low level they've been at for the better part of the past year.

Our gain on sale margins declined from 3.4% to 2.8% this quarter, reflecting increased price competition with the higher rate environment, the higher mix of purchase business and a drop in the lock pipeline this quarter. Our mix of closed business in the quarter was roughly two-thirds purchase and one-third refinance. During the quarter, our lock pipeline declined from $224 million to $148 million, while our total application pipeline declined 23% from $295 million to $228 million. We believe mortgage volumes will continue to decline at rates consistent with this past quarter.

Based on the lower production volume and pipelines, we have reduced expenses in this group by $2 million annualized; and we'll continue to make future adjustments as needed. Servicing revenue continues to grow, increasing 8% for the quarter and up 61% from a year ago. This represents the second of three legs of the mortgage story, a growing recurring revenue stream, which now stands at $2.7 million for the quarter.

The final leg, the MSR valuation, provides a natural built-in hedge for rising interest rates as refinancing slows. The MSR valuation was increasing throughout the quarter, which would normally have helped offset some of the decline in production. But unfortunately, interest rates fell following the mid-September Federal Reserve meeting, which turned the previously expected MSR increase into a hit of $400,000; down from the benefit of $1.4 million last quarter, costing a $0.01 to EPS, without providing the benefit to production and given the timing.

Moving down to P&L, the lower loss for the change in FDIC indemnification asset in non-interest income relates to the 80% loss sharing for the lower, covered provision for loan loss recapture and lower accelerated discount accretion this quarter.

Other non-interest income decreased due to gains on sale of SBA loans from the second quarter that did not recur here in the third quarter, along with slightly lower debt capital markets revenue.

On the expense side, total expenses increased $7.7 million from the second quarter, comprised entirely of $3.5 million related to FinPac operations spread across the compensation, occupancy and other expense categories and $4 million of additional merger-related expense for the Sterling announcement. Variable mortgage compensation declined $0.6 million. Noting this will decline more in the fourth quarter based on the reductions we noted previously.

So to summarize, we reported $0.24 of operating earnings per share in both the second and third quarters, with a few significant moving parts between the two. The home lending contribution declined $0.05 this quarter, with the drop in refinance activity and the lower SBA sale gains and debt capital markets revenue declined $0.02. The FinPac acquisition added $0.05 this quarter, while loan growth, higher service charge revenue and better credit quality added $0.02, bringing us back to $0.24 operating earnings for the third quarter.

What this should tell you is, management didn't just stand by and watch the inevitable drop in home lending revenues from record levels, but kept proactively looking for ways to deploy excess capital and build stronger returns.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call

Corrected Transcript
17-Oct-2013

Our capital levels, were positively leveraged this quarter with the FinPac transaction on July 1, with our September 30 TCEratio at 8.8%, tangible book value per share at $8.47, Tier 1 common ratio at 11.1% and total risk-based capital ratio at 14.8%; all right in line with guidance we gave last quarter.

We've talked about our significant flexibility for capital management in the past several quarters and deploying that excess capital through continued M&A, dividends and share repurchase activity. This will continue. We're projecting healthy capital ratios pro forma for the Sterling merger expected in the first half of 2014 with our pro forma projected capital ratios at the closing of the deal, being a TCE ratio of 9%, Tier 1 common ratio of 10.5% and our total risk-based capital ratio at 14%.

Now I'll turn the call back to Ray.

Raymond P. Davis

President, Chief Executive Officer & Director, Umpqua Holdings Corp.

Okay. Before we take your questions, just a couple of final points. First, we are pleased with the diversification of revenues and $0.05 of EPS accretion coming from the FinPac acquisition along with the continued loan growth through our commercial and consumer banking groups. This helped offset the inevitable decline in refinance driven mortgage production.

Second, we are excited to be celebrating a significant anniversary next month. 60 years ago in Canyonville, Oregon, a group of local businessmen came together to form South Umpqua State Bank. Today, with more than 200 locations and nearly $12 billion in assets and on the road to nearly double next year, our core principles are as important as they've ever been and our strategy remains constant, to build a community bank at any size, one with a commanding regional presence and the products and expertise of a large institution that chooses to operate with the values and customer experience of a community bank.

This brings me to my last point, which is the Sterling transaction. Our integration and planning efforts are highly focused and well underway. We recognize the scope of this transaction and have devoted significant resources to planning every effort of the integration process following the close to ensure we are successful. I feel very good about our progress to-date and plans for the coming months.

Where we stand today? The regulatory application should be completed within the next seven to 10 days. The S-4 will be filed within the next 45 days. We formed an integration team, headed by an executive vice president from each company, very knowledgeable on the inner workings of each of our financial institutions. The top level organizational chart has been finalized. The required divestiture of marketing process will begin within the next day or two.

Assessment of technology and potential branch, store, consolidation planning has begun, as well as product mapping, facility issues and department integrations. Last, the shareholder meeting, we expect to occur in late February.

And with that, we'll now take your questions.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call

Corrected Transcript
17-Oct-2013

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And we'll take our first question from Jeff Rulis with D.A. Davidson.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Thanks. Good morning.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.

A

Hey, morning, Jeff.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

Good morning, Jeff.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Yes. Maybe a clarification on Ron's comments regarding the expenses tied to the mortgage bit. The 40% dip in mortgage revs and really didn't see much of a core operating costs declining, I guess, if you exclude the FinPac expenses and other one-time items. So is there sort of a lag on the cost reductions in this division?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

There is. Jeff, there is naturally on the variable side there will be. As we've talked about in the past, the 70%, approximately 70% of the revenue is booked when any given loan is locked, the rate is locked, and then you've got a lag between then and close and that's when you'll see the variable expense hit. So we'll see a natural drop from the variable side in Q4. The additional $2 million we talked about was more within the overall structure of the group, and that'll be over and above the variable piece you see in Q4.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Got it, okay. So that's $2 million a quarter or $2 million flat and then variable per quarter?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

$2 million annualized and variable per quarter.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Got it. And then just a follow up on the merger expense, the $4.9 million, is that all FinPac or are you starting to recognize some for Sterling?

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call

Corrected Transcript
17-Oct-2013

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

No, vast majority of that is Sterling related.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Okay. Okay.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

Yes.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

And any sort of rough run rate as to how that – the next couple quarters through close?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

Well, I'd say there'd be less than this expected in the fourth quarter. But first, second quarter as we close the deal is when you'll see the majority of it. Now keep in mind when we showed those pro formas back in September with the announcement, we showed all of that is hitting on day one, but we knew and we discussed this that it'd be basically phased in over time on the merger expense side.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Got it. Okay. And then maybe just a last one on the margin. Kind of looking at it by month, trying to gauge the impact of FinPac, how did those monthly margin averages play out? I mean, in terms of the core, that 4.16% for the quarter, but what were those by month?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

That was fairly core throughout, fairly consistent throughout.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Okay.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

So our average cash also led to a portion of that, the drop in our average cash I talked about; and that occurred right on July 1. So we saw that over the course of the quarter, plus FinPac added on July 1.

Jeff A. Rulis
Analyst, D. A. Davidson & Co.

Q

Okay. That's it for me. Thanks.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call

Corrected Transcript
17-Oct-2013

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

Thank you.

Operator: Our next question comes from Matthew Clark with Credit Suisse.

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

Hey, good morning, guys.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.

A

Good morning.

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

On the – I guess sticking with the margin, I think previously heading into the quarter we obviously expected the pop from FinPac. But I guess even beyond that I think there was an expectation that as you guys deploy cash and remix the earning assets that we might see some continued relief. I guess can you give us – I know there's a lot of ins and outs particularly in the reported margin, but can you give us a sense for whether or not we might see that core margin maybe continue to tick up a little bit, or are you going to – I'll just leave it there.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

I think in terms of the core margin, we saw an incredible benefit in the third quarter as we just talked about, with the FinPac acquisition, with the drop in average interest-bearing cash. We feel pretty good about that over the near-term. Longer term, I mean, longer term it's going to be predicated upon a lift in rates, but we've been able to offset that with continued loan growth. Now we're not buying bonds, right? And we haven't been buying bonds this year. We could add a couple of bps to the margin by doing so, but I don't think that makes much sense. So we try to look at everything from a balanced standpoint. But we feel pretty good about the adjusted margin going forward. And just focus on the adjusted margin, not the reported one. Again, the majority of the difference there is on the coverage side, that's going to start to dwindle over time, that differential, that impact.

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)

Q

All right. Okay. And then on the mortgage front and gain on sale margins and production, I guess how do you guys foresee this all normalizing in terms of both pricing and volume?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

I think what you saw for us in the quarter was the 3.4% drop to 2.8% on the gain on sale margin, a good chunk of that was driven by the drop in lock pipeline from period end Q2 to period end Q3. We continue to price for gain on sale margin of approximately 3%. But we did talk about over the next quarter on mortgage we expect to see a continued decline in production, consistent with what we saw this quarter. So that's the guidance we gave there.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

Matthew T. Clark
Analyst, Credit Suisse Securities (USA) LLC (Broker)
Q

Okay. Okay, I'll leave it there. Thanks.

Operator: **We will move now to Brett Rabatin with Sterne, Agee.**

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.
Q

Hi, guys, good afternoon or good morning.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Hey, good morning, Brett.

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.
Q

Wanted to get a little more color, if I could, around the FinPac deal. And just maybe, Ron, some thoughts around the credit discount accretion progression going forward. And then maybe some updated thoughts on just the bifurcation of that portfolio in terms of your opportunities to grow the A and B piece versus the C. How much growth now seems realistic, kind of given where you are today?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Okay. Well, in terms of the credit discount accretion also keep in mind there's in addition to – the credit discount accretion adds to their coupon interest income, but then they have a rate premium amortization taken away; and that's a net drop from their coupon versus what we report. So...

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.
Q

All right.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Both of those amounts though are done on an effective yield method, which means they decline over time. The impact's bigger in the first quarter and then a little bit smaller in the second, a little bit smaller in the third. But net-net that's how that's going to play out. In terms of growth, I'm going to turn it over to Cort.

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

Yeah, let me talk a little bit about what's going on in the quarter. So we closed the deal in July. We didn't start to see a real increase in our A paper generation, probably midway through July, and then it picked up pretty significantly in August and September. The majority of the lift that we saw in the quarter was in A, but quite candidly we saw a little lift in C primarily due to marketing efforts and our TPOs, the TPOs at FinPac recognizing a great opportunity to provide some convenience financing with their customers. So we saw a great lift in the third quarter. We're continuing to see that today.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

A lot of lease finance has a lot to do with numbers of days in a quarter, a lot like home lending, and we're seeing some pretty good numbers come out of FinPac. In addition, we're going to add and bolt-on more traditional banking products, lease bank products and services. We've hired a couple of gentlemen in the last couple of weeks, which will provide more direct leasing obligations, and then a vendor program, which we'll probably roll out after the first of the year. And those three strategies, an increase in the A paper, the direct into vendor, is the overall strategy for FinPac going forward.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

And Brett, I'm going to just follow-up to the earlier comments, in prepared remarks we covered this, but just want to reiterate. So we've got $23.5 million of rate premium left to amortize, which reduces coupon interests to get to financial statement interest income; and that will be offset, not entirely, by $14.8 million of credit discount that will accrete back over time. So net-net, it will be a reduction.

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.

Q

Okay.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

On interest to get to the financial synergies.

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.

Q

And then, not to ask for specific guidance around the growth, but just when you kind of talked about potentially doubling the portfolio over a period of time, I mean what's – does that still seem realistic over the next few quarters, or any thoughts on magnitude of the growth opportunity?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.

A

I think when we announced this, we said $1 billion in four years; and we're doing well against that. We've put a budget together when we closed, and we're going great.

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.

Q

Okay. And then I guess the other question I was going to ask which is around expenses, and you covered mortgage, but was just curious if there was anything else going on in the quarter in the other bucket. And anything we should be thinking about in terms of you guys spending money for this big transition with Sterling, kind of pre the deal?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.

A

For the third quarter, really related to the Sterling merger announcement, it was the merger-related expenses. You back that out to get to our operating expenses and the increase related entirely to FinPac. So no other significant moving parts this quarter.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.
Q

Okay. Great. Thanks for the color.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

You bet, thanks.

Operator: [Operator Instructions] And we'll move to Steve Scinicariello from UBS.

Stephen Scinicariello
Analyst, UBS Securities LLC
Q

Good morning, everyone.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Hey, morning, Steve.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Good morning.

Stephen Scinicariello
Analyst, UBS Securities LLC
Q

Just got two questions kind of related to both deals, both on the revenue synergy kind of potential. Ron, you were just mentioning a couple areas where you might be able to cross-sell across some of the FinPac platforms. Kind of curious to hear how significant that might be, for starters?

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

Well, I think over time it's going to be very significant. We have an opportunity through our current store network, let alone the combined store network with Sterling to offer lease finance. And with the majority or actually almost all of what FinPac does is micro ticket, and a lot of that can be delivered through our stores. So that's an additional strategy that we didn't even contemplate until we got together with FinPac and started talking about that; and we're working on that. And I think actually very shortly we're going to roll that product out through our stores.

But adding these additional lease professionals and more traditional bank leasing is a real opportunity. We've had a small leasing portfolio over the last couple of years and the gentleman that we hired has done a great job. But if you think about bolting that in with FinPac, who has done a great job of creating a national awareness of their brand, there's a huge opportunity there. And then vendor finance, vendor lease finance, we bank a lot of companies around the West Coast. We may do their more traditional lines of credit for the construction of the equipment, but we don't provide the end financing; great opportunity with FinPac then to offer that vendor-type lease product through their customer channels. So there are huge opportunities, synergies with our current store footprint and with our customers.

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Stephen Scinicariello Analyst, UBS Securities LLC Q Got it. And then Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Steve, this is Ron. I was going to reiterate, we didn't factor any revenue synergies into either deal announcement or metrics. Stephen Scinicariello Analyst, UBS Securities LLC Q Right. And that leads me to my second question on Sterling. I know you haven't given any numbers or anything, but as you've kind of started to look at the opportunity there, what might be some of the areas that you see that you could kind of export kind of best practices across their footprint and vice versa on the revenue synergy side of the equation. Just kind of general areas? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Well, it has to do – I think what Cort just mentioned, I think the potential that we really have is with soon to be almost 400 store network and be able to provide these type of products and services certainly provides a great deal of wind in our sails that we think we'll pick up quickly. Stephen Scinicariello Analyst, UBS Securities LLC Q Got it. And any like particular like fee income areas, or commercial banking platform exported across their footprint or anything like that that's kind of what you might be thinking about? Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A There is going to be – obviously there are a number of other products and services that will get attached to these, but I think it's a little early for us to comment on it. Stephen Scinicariello Analyst, UBS Securities LLC Q Got it. Well, thanks very much. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A You bet. Thank you. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Thank you, Steve. Operator: Our next question comes from Joe Morford with RBC Capital Markets.

Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Thanks. Good morning.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Good morning, Joe.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Hi, Joe.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Back on FinPac, I guess I was curious, what's the yields you're getting on the new loans or new leases? How does that compare, the A versus the C, and how does it compare with the existing portfolio?

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

The A paper generally ranges between 8% and 12%, to high to low in the – everything gets scored to a model. It's not a FICO score, it's a completely unique model. But in that band, the best quality would get an 8% and then the not quite as good A paper is 12%, and it blends out about 10% with the origination. Comparative to the C paper, those leases generally can be north of 20%. It just kind of depends once again on the banding inside based on the scoring. So it gives you kind of an idea between the A and the C. And then the B is all – it's pretty much between 18% and the 12% for the A category.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Okay. And the portfolio you bought it was all Cs, so it's – the yield...

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

Primarily.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

Yeah.

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

Primarily. I think it was actually B and C to be quite honest. There is a little bit of A in there. There was a smattering of A in there, but it was primarily B and C.

Joseph Morford
Analyst, RBC Capital Markets LLC
Q

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Okay. And then a separate question just back on the mortgage. The purchase volume this quarter was about two- thirds, up from half last quarter. And kind of where you see that settling out as the overall volumes continue to decline? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Well, for the near-term we talked about the app pipeline and the lock pipeline, and it's pretty consistent, if not a bit higher on the purchase side. Joseph Morford Analyst, RBC Capital Markets LLC Q Okay. That's it. Thanks so much. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. A Thank you. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Thank you. Operator: And we'll now move to Jacque Chimera, KWB (sic) [KBW] (34:30). Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc. Q Hi. Good morning, everyone. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Good morning, Jacque. Jacquelynne L. Chimera Analyst, Keefe, Bruyette & Woods, Inc. Q Stepping away from the leasing portfolio and looking towards some of the other loan growth you have in the quarter, can you give a little bit of color on that? Cort L. O'Haver Executive Vice President-Commercial Banking, Umpqua Holdings Corp. A Yeah. This is Cort. We saw fairly consistent with prior quarter's growth in commercial C&I loans and then in commercial real estate, obviously that started showing up as a greater opportunity probably about this time last year. But otherwise, almost all the categories with the exception to consumer, consumer was flat basically. We were down slightly, but it was pretty much flat. That all of the categories were up on a consistent basis over the last couple three quarters. We have seen a little more production in commercial real estate over the last three or four quarters, and that's not really unexpected with the asset values having climbed up.

Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

On a consumer front basis, we did put into place earlier in the year a heavier emphasis on production. That production has basically doubled in the last four or five months. We're not quite seeing it in footings yet; a lot of these are HELOCs and lines of credit. So we hope for future growth in footings because the production has doubled in the last four months.

Jacquelynne L. Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

So are just the usage rates remaining pretty flat, but you're adding a lot of new lines?

Cort L. O'Haver
Executive Vice President-Commercial Banking, Umpqua Holdings Corp.
A

Yes, exactly.

Jacquelynne L. Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. And then switching to the other side of the balance sheet, you've had really nice improvement in the loan to deposit ratio, which obviously has been doing a benefit to NII. But I'm wondering how you think about deposit generation alongside loan generation just given the pending Sterling merger?

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Jacque, this is Ray. I think – here's my position on that. There's no question about that Umpqua has – I think we've proven over the last couple of years that our earning asset growth strategy is working very, very nicely. We're very pleased with it. And it continues to move, under Cort's leadership, in a great positive direction. That being said, I do believe that not just for Umpqua Bank, but I believe the industry in total, better get focused on the liability side of the balance sheet. Umpqua has started major initiatives within our company to get a little bit more focused on the liability side or deposits. You saw a pretty nice pop in our DDA balances this past quarter. So we're very much focused on our deposit gathering machine which we feel comfortable and confident that we can turn on.

Jacquelynne L. Chimera
Analyst, Keefe, Bruyette & Woods, Inc.
Q

Okay. Great. Everything else I had was answered. Thank you.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

You bet.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Thank you.

Operator: [Operator Instructions] And we'll take Matthew Keating with Barclays.

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Umpqua Holdings Corp. (UMPQ)
Q3 2013 Earnings Call
Corrected Transcript
17-Oct-2013

Matthew J. Keating
Analyst, Barclays Capital, Inc.
Q

Yes. Thank you. I think last quarter you guided to the incremental provision from the FinPac acquisition as adding about $3.5 million to your provision. Obviously, I guess it ended up being $1.8 million this quarter. Looking out, do you still think as you grow the FinPac loans that, that provision should increase for those originations? Thanks.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

It will, as the originations continue to increase over those base line level. And fortunately, those originations will increase. So we're more than covered.

Raymond P. Davis
President, Chief Executive Officer & Director, Umpqua Holdings Corp.
A

Yeah. I'd say the growth in that provision is a very healthy sign.

Matthew J. Keating
Analyst, Barclays Capital, Inc.
Q

Okay. And then also maybe you could provide us with the home lending pre-tax income contribution this quarter, if you have that available?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Sure. It was roughly [indiscernible] (38:06) have it specifically available here in front of me. Let's say, overall, it was roughly $0.08 to $0.09 out of the mix.

Matthew J. Keating
Analyst, Barclays Capital, Inc.
Q

Okay. Great. Thanks. That's all I had.

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

Thank you.

Operator: And we have a follow-up question from Brett Rabatin from Sterne, Agee.

Brett Rabatin
Analyst, Sterne, Agee & Leach, Inc.
Q

Hi. I just wanted to follow up on the borrowings and trust preferred. And just thinking about going to over $20 billion, actually over $15 billion, and just the press release had a comment about not repaying trust preferred. And I'm just curious if that thought process might change over the next few quarters?

Ronald L. Farnsworth
Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp.
A

It is not going to change. It's a very low cost form of regulatory capital. It will be slotted into Tier 2, after phasing there from Tier 1 in 2015 and 2016.

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Brett Rabatin Analyst, Sterne, Agee & Leach, Inc. Q Okay. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A So roughly 75% of that will phase the Tier 2 in 2015 and then all of it will be there in 2016. But when you look at it overall, very low cost form of Tier 2 capital. Brett Rabatin Analyst, Sterne, Agee & Leach, Inc. Q Okay. And I know there's a basis challenge with hedging, but any thoughts on the fair value piece? And just thinking about trying to hedge that just kind of given where rates are going? Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A I think if you look back, the short answer is no. We don't plan on hedging that fair value. If you really look back over the last three to five years, and I think it'd be hard – you could have hedged all sorts of instruments. And with the volatility in the markets, I don't think you can say with a straight face if you would've been better off or not. Brett Rabatin Analyst, Sterne, Agee & Leach, Inc. Q Okay, great. Thanks, Ron. Ronald L. Farnsworth Chief Financial Officer & Executive Vice President, Umpqua Holdings Corp. A Thank you. Operator: We have no further questions in queue at this time. Raymond P. Davis President, Chief Executive Officer & Director, Umpqua Holdings Corp. Okay. Well, thanks, Karrie. I want to thank everyone for their interest in Umpqua Holdings and their attendance today. This will conclude the earnings call. Good bye. Operator: Once again, ladies and gentlemen, that does conclude today's conference. Thank you for your participation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Umpqua Holdings Corporation (“Umpqua”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sterling Financial Corporation (“Sterling”) and Umpqua, and Sterling and Umpqua will each file other documents with respect to the proposed merger.  A definitive joint proxy statement/prospectus will be mailed to shareholders of Sterling and Umpqua.  Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Umpqua or Sterling through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Umpqua will be available free of charge on Umpqua’s internet website at www.umpquaholdingscorp.com or by contacting Umpqua’s Investor Relations Department at 503.268.6675.  Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s internet website at www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509.358.8097.

Umpqua, Sterling, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013, respectively.  Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013, March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, “plan”, “seek”, “should”, “would”, “estimate” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s and Umpqua’s control.  These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Sterling or Umpqua in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Sterling and Umpqua; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions.  Sterling and Umpqua undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Umpqua’s and Sterling’s most recent Form 10-K and 10-Q reports and to Sterling’s and Umpqua’s most recent Form 8-K reports, which are available online at www.sec.gov.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Umpqua or Sterling.